| Form 1
Page 1
Execution
Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed
(MM/DD/YY): | OFFICIAL
USE
ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: *ISE Gemini, LLC*

2. Provide the applicant's primary street address (Do not use a P.O. Box): *60 Broad Street*
   26th Floor New York, NY 10004

   SEC
   Mail Processing
   Section

3. Provide the applicant's mailing address (if different):

   OCT 27 2015

   Washington DC
   404

4. Provide the applicant's business telephone and facsimile number:
   212 943-2400   *212-509-3955*
   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Ronan Cahill   Senior Legal and Regulatory Associate   212-897-5152
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Michael Simon
   60 Broad Street
   New York, NY 10004

   15021144

7. Provide the date applicant's fiscal year ends: *December 31, 2014*

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): *05/30/2012* (b) State/Country of formation: *Delaware*
   (c) Statute under which applicant was organized: *Delaware LLC Act 6 DelC section 18-101*

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete. *ISE Gemini, LLC*

Date: *10/23/15*
(MM/DD/YY)

By: _____   *Ronan Cahill* (Name of applicant) *Legal Associate*
(Signature)   (Printed Name and Title) *Eleanor Grecco*

Subscribed and sworn before me this *23rd* day of *October*, *2015* by _____
(Month)   (Year)   (Notary Public)

My Commission expires *12/4/2018* County of *New York* State of *New York*

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



October 23, 2015

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Gemini, LLC
       SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Gemini, LLC's ("ISE Gemini" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Gemini issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Gemini's website:

Options
New Listings:
       http://ise.com/newlistings
Delistings:
       http://ise.com/delistings
Expiration Notices:
       http://ise.com/expirationnotices
Series Additions/Deletions:
       http://ise.com/serieslist
Market Information Circulars:
       http://ise.com/mics

Index Options
Recent Index Changes:
       http://ise.com/newlistings
Index Settlement Values:
       http://www.ise.com/options/products-traded/index-settlement-values

Legal & Regulatory
Regulatory Information Circulars:
       http://www.ise.com/rics
Rules:
       http://www.ise.com/rules

Marketing Material
Press Releases:
>   http://www.ise.com/press-room/press-releases/
Publications:
>   http://www.ise.com/publications

Corporate
Board Members:
>   http://www.ise.com/about-ise/board-of-directors/
Constitution:
>   http://www.ise.com/media/92473/Constitution-of-Topaz-Exchange-31-Jul-13-name-change-to-ISE-Gemini-.pdf
LLC Agreement:
>   http://www.ise.com/media/103279/Executed-Second-Amended-and-Restated-LLC-Agreement-18-Dec-2014-.pdf
Exchange Officers:
>   http://www.ise.com/about-ise/management-team/

Members
List of ISE Members:
>   http://www.ise.com/options/membership/exchange-members/

Transactional Volume
Volume Report
>   http://www.ise.com/options/exchange-data/

With respect to the information contained in Exhibit C as it relates to subsidiaries and affiliates as required by Rule 6a-2(d)(1), the Exchange hereby certifies that the information is kept up to date and is available to the Commission and the public upon request. If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate



ORIGIN ID:SXYA   (212) 897-8152
RONAN CAHILL
60 BROAD STREET

NEW YORK, NY 10004
UNITED STATES US

TO CHRIS GROBBEL
    US SECURITIES & EXCHANGE COMMISION
    OFFICE OF MARKET SUPERVISION
    100 F STREET NE, MAIL STOP 6628
    WASHINGTON DC 20549
    (202) 551-5658

SHIP DATE: 23OCT15
ACTWGT: 1.00 LB
CAD: 10121984//NET3670

BILL SENDER

MON - 26 OCT 10:30A
PRIORITY OVERNIGHT

TRK# 7748 1453 4755
0201



20549

To: Grobbel, Christoph

Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1

Package Type:
Sender Name:

774814534755
10/27/2015 9:42:28 AM